UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Enjoy Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

29335V106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Marquee Raine Acquisition Sponsor LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 9,268,750 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Enjoy Technology, Inc. (f/k/a Marquee Raine Acquisition Corp.) (the “Issuer”), and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 private placement warrants of the Issuer (the “Private Placement Warrants”). Each Private Placement Warrant is exercisable, at any time commencing December 17, 2021, into one share of Common Stock at a price of $11.50 per share.

(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q/A for the period ended September 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on December 21, 2021 (the “Quarterly Report”), and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Marquee Raine Acquisition Sponsor GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Raine Holdings AIV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Raine SPAC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Raine RR SPAC SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Ricketts SPAC Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Marquee Sports Holdings SPAC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,585,417 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,585,417 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,585,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents securities directly owned by Marquee Raine Acquisition Sponsor LP.
(2)

Based on 125,938,533 shares of Common Stock outstanding, which is the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants reported herein.

Item 1(a). Name of Issuer:

Enjoy Technology, Inc. (f/k/a Marquee Raine Acquisition Corp.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3240 Hillview Ave

Palo Alto, CA 94304

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by Marquee Raine Acquisition Sponsor LP (“Sponsor”), Marquee Raine Acquisition Sponsor GP Ltd. (“Marquee Raine GP”), Raine Holdings AIV LLC (“Raine Holdings AIV”), Raine SPAC Holdings LLC (“Raine SPAC Holdings”), Raine RR SPAC SPV I LLC (“Raine RR SPAC SPV I”), Ricketts SPAC Investment LLC (“Ricketts SPAC Investment”) and Marquee Sports Holdings SPAC 1, LLC (“Marquee Sports Holdings”). Marquee Raine GP is the general partner of Sponsor. Raine Holdings AIV is the sole member of Raine SPAC Holdings, which, in turn, is the sole member of Raine RR SPAC SPV I, which owns a 50% interest in each of Marquee Raine GP and Sponsor. Ricketts SPAC Investment is the manager of Marquee Sports Holdings, which owns a 50% interest in each of Marquee Raine GP and Sponsor. Each of the Reporting Persons named in this Schedule 13G disclaims beneficial ownership of the securities held directly or indirectly by such Reporting Persons, except to the extent of their respective pecuniary interests.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows: 65 East 55th Street, 24th Floor

New York, NY 10022

Item 2(c). Citizenship:

See responses to Item 4 on the cover pages, which are incorporated herein by reference.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

29335V106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership

As of December 31, 2021, the Reporting Persons owned 9,268,750 shares of Common Stock of the Issuer, and 6,316,667 Private Placement Warrants of the Issuer, representing 12.4% of the Issuer’s outstanding Common Stock. The percentage ownership was calculated assuming that 125,938,533 shares of Common Stock are outstanding, based on the sum of (i) 119,621,866 shares of Common Stock outstanding as of November 15, 2021, as reported in the Quarterly Report on Form 10-Q/A for the period ended September 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on December 21, 2021, and (ii) 6,316,667 shares of Common Stock issuable upon the exercise of 6,316,667 Private Placement Warrants directly owned by the Sponsor. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share, subject to adjustment, at any time commencing December 17, 2021, subject to the terms of the warrant agreement. The Private Placement Warrants expire October 15, 2026, or earlier upon their redemption or the liquidation of the Issuer. See the Issuer’s Registration Statement on Form S-4/A (File No. 333-256147), as filed with the SEC on September 14, 2021, for more information.

(a)	Amount beneficially owned: See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b)	Percent of class: See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c)	Number of shares as to which such person has

(i)	Sole power to direct the vote: See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022	MARQUEE RAINE ACQUSITION SPONSOR LP

Acting by its general partner,
Marquee Raine Acquisition Sponsor GP Ltd.

	By:	/s/ Brandon Gardner
Name: Brandon Gardner
Title: Director

	By:	/s/ Thomas S. Ricketts
Name: Thomas S. Ricketts
Title: Director

MARQUEE RAINE ACQUSITION SPONSOR GP LTD.

	By:	/s/ Brandon Gardner
Name: Brandon Gardner
Title: Director

	By:	/s/ Thomas S. Ricketts
Name: Thomas S. Ricketts
Title: Director

RAINE HOLDINGS AIV LLC

	By:	/s/ Brandon Gardner
Name: Brandon Gardner
Title: President

RAINE SPAC HOLDINGS LLC

	By:	/s/ Brandon Gardner
Name: Brandon Gardner
Title: President

RAINE RR SPAC SPV I LLC

By:	/s/ Brandon Gardner
Name:	Brandon Gardner
Title:	President

RICKETTS SPAC INVESTMENT LLC

By:	/s/ Alfred Levitt
Name:	Alfred Levitt
Title:	Secretary

MARQUEE SPORTS HOLDINGS SPAC I, LLC

By:	/s/ Crane H. Kenney
Name:	Crane H. Kenney
Title:	Chief Executive Officer